

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3030

June 13, 2011

Via E-mail
Kevin Claudio
Chief Financial Officer
Helix Wind, Corp.
13125 Danielson Street, Suite 101
Poway, CA 92064

> **Re:** **Helix Wind, Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **File No. 000-52107**

Dear Mr. Claudio:

We have reviewed your response letter dated June 2, 2011 and additional filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

1.    We note from your responses to prior comments 2, 5, 7, 9 and 12, that you plan to amend your Form 10-K. Please note that we may have additional comments upon review of that amendment.

Item 9A. Controls and Procedures, page 29

2.    Please refer to prior comment 1. We note your response to our comment where you have provided revised Item 9A disclosures. Please confirm that you will include such disclosures in your amendment to your Form 10-K.

Item 15. Exhibits, Financial Statement Schedules, page 40

3.     Please tell us where you have filed as an exhibit a complete copy of your articles of
        incorporation as amended in accordance with Regulation S-K Item 601(b)(3)(i).  In this
        regard, we note the amendments to your articles of incorporation that became effective on
        December 18, 2006 and November 14, 2008 which do not appear to have been filed.

Financial Statements, page F-1

Note 2.  Basis of Presentation and Summary of Significant Accounting Policies, page F-6

Fair Value of Financial Instruments, page F-10

4.     It does not appear that your short term debt and convertible notes are carried at fair value.
        Please tell us why you included these instruments in your disclosure.

5.     In this regard, please tell us why you consider the valuation of derivative liabilities using
        the Black-Scholes option pricing model to be a Level 2 valuation as opposed to Level 3.
        Refer to ASC 820-10-35-37 to 35-39.

Note 5.  Debt, page F-12

6.     Please refer to prior comment 5. As previously requested, please tell us where the
        issuance of 4.8 million shares to Mr. Gardner is reflected in your consolidated statements
        of stockholders' equity.

Note 6.  Derivative Liabilities, page F-17

7.     We note from your response to prior comment 9 that you intend to amend the filing to
        remove the charge related to the excess share liability.  Please describe for us in greater
        detail how you intend to restate your financial statements to remove this charge. Tell us
        the periods that would be impacted, quantify the amount that will be adjusted and
        describe how this charge was "already recorded in the Company's financial results for the
        year ended December 31, 2010." In this regard, please also note that any restatement
        should be accompanied by the disclosures required by paragraphs 50-7 to 50-10 of FASB
        ASC 250-10 and the periods adjusted should labeled as "restated".

8.     Please also show us your proposed revised disclosure for Note 6.

9.     Please explain to us why you used the Black-Scholes valuation method in calculating the
        fair value of the derivative liabilities for the warrants and convertible notes with price
        protection features.  In this regard, explain to us how these valuation methods take into
        account the anti-dilution features of those instruments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 4.  Controls and Procedures, page 32

10.     Given your response to prior comment 13, please tell us why you continue to disclose
        material weaknesses and how those material weaknesses were considered in
        management's conclusion regarding the effectiveness of disclosure controls and
        procedures.  Also, given the changes noted to your internal controls over financial
        reporting as discussed in your response, please tell us how you considered the disclosures
        required by Item 308(c) of Regulation S-K.

Acknowledgments

11.     As previously requested, please provide a written statement from the company
        acknowledging that:

        • the company is responsible for the adequacy and accuracy of the disclosure in the
          filing;
        • staff comments or changes to disclosure in response to staff comments do not
          foreclose the Commission from taking any action with respect to the filing; and
        • the company may not assert staff comments as a defense in any proceeding initiated
          by the Commission or any person under the federal securities laws of the United
          States.

        You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan,
Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the
financial statements and related matters.  Please contact Aslynn Hogue at (202) 551-3841 or Tim
Buchmiller at (202) 551-3635 with any other questions.  In this regard, do not hesitate to contact
me at (202) 551-3671 with any other questions.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant